
June 24, 2021

Flint A Lane
Chief Executive Officer
BTRS Holdings Inc.
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648

      **Re: BTRS Holdings Inc.**
          **Draft Registration Statement on Form S-1**
          **Submitted June 21, 2021**
          **CIK No. 0001774155**

Dear Mr. Lane:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc:    Nicole Brookshire